

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Mark A. Borer
President, Chief Executive Officer and Director
DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202

>       **Re:    DCP Midstream Partners, LP**
>               **Form 10-K for the Fiscal Year Ended December 31, 2009**
>               **Filed March 11, 2010**
>               **Forms 10-Q for the Fiscal Quarters Ended March 31, 2010**
>               **and June 30, 2010**
>               **Filed May 10, 2010 and August 10, 2010**
>               **File No. 001-32678**

Dear Mr. Borer:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

Wholesale Propane Logistics Segment, page 12

Customers and Contracts, page 13

1.  We note that a customer of your Wholesale Propane Logistics segment accounted for greater than 10% of your revenues.  Please disclose the name of this customer and your relationship or your subsidiaries relationship, if any, with the customer or tell us why it is not necessary for you to do so.

Item 7. Management's Discussion and Analysis of Financial Condition…, page 51

Results of Operations, page 63

Year Ended December 31, 2009 vs. Year Ended December 31, 2008, page 63

2.  Please quantify the amount of your $221.7 million decrease in your gross margin from 2009 compared to 2008 that was due to the fire at East Texas facility that occurred in the first quarter of 2009.

Total Contractual Cash Obligations and Off-Balance Sheet Obligations, page 78

3.  We note that your purchase obligations and operating lease obligations are off-balance sheet obligations.  Please provide the disclosures required under Item 303(a)(4) of Regulation S-K or tell us why it is not appropriate for you to do so.

Item 10. Directors, Executive Officers and Corporate Governance, page 147

Directors and Executive Officers, page 148

4.  Please briefly discuss each director's specific experience, qualifications, attributes, or skills that led you to conclude that he or she should serve as a director in light of your business and structure.  These disclosures, if material, should cover more than the past five years, including information about each person's particular areas of expertise or other relevant qualifications.  See Item 401(e)(1) of Regulation S-K and Question 116.05 of the Compliance Disclosure and Interpretations of Regulation S-K.

Item 11. Executive Compensation, page 152

5.  Please discuss the role of executive officer in determining compensation.  We note that in the final paragraph on page 154 you state that "the STI objectives were initially designed and proposed by the executive officers…"  Please refer to Item 402(b)(2)(xv) of Regulation S-K.

Components of Compensation, page 154

Base Salary, page 154

6.  We note that the salary of each named executive officer increased.  Please generally discuss the underlying reasons for the increase in their salaries.  For example, please discuss if the increases were made to make the salary you offer comparable to companies you benchmark against or if it was due to increased responsibilities or their performance.  If the increases were due to the named executive officer's individual performance, please discuss the individual performance factors considered.

Long-Term Incentive Plan, or LTIP, page 156

7.  Please disclose if grant awards annually or describe how you decide to make an award.
    Please refer to Item 402(b)(2)(iv) of Regulation S-K.  Please also discuss how you determine
    the dollar amount of long-term incentive compensation that you provide or, more
    specifically, how you determined the percentage of salary such awards should represent.

Other, page 158

Unit Ownership Guidelines, page 158

8.  Please discuss if your named executive officers have satisfied the Unit Ownership Guidelines
    and if not, please discuss why not.

Outstanding Equity Awards at Fiscal Year-End, page 162

9.  In footnote "(a)" you state that "to determine the market value, the calculation of the number
    of units that are expected to vest for units granted in 2009 is based on assumed performance
    of 100% and for 2008 is based on assumed performance of 50%."  Please confirm if the
    100% performance and 50% performance assumptions represent threshold performance goals
    for these awards.  If not, please revise your table to disclose equity incentive plan awards for
    each named executive that are unearned and unvested and the market value of those awards
    assuming threshold performance goals or tell us why it is not appropriate for you to do so.
    Please refer to Instruction 3 to Item 402(f)(2) of Regulation S-K.

Nonqualified Deferred Compensation, page 163

10. In your description of the non-qualified deferred compensation plan, please discuss the
    measures for calculating interest or other plan earnings.  Please quantify any applicable
    interest rates and other earning measures applicable during the last fiscal year.  Refer to Item
    402(i)(3)(ii) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 163

11. We note that your long-term incentive plan disclosure on page 157 indicates that outstanding
    awards will vest in certain circumstances following a change of control and or in certain
    circumstances when the award recipient is terminated.  Please quantify the value of the lump
    sum amounts payable to each named executive upon termination or change in control.  Please
    refer to Item 402(j)(2) of Regulation SK.  For ease of understanding, please consider
    presenting the information under this section in tabular format.

<u>(c) Exhibits, page 184</u>

12. It appears that you have not provided all of the schedules and/or exhibits to the following exhibits:

- Exhibit 10.4 - Natural Gas Gathering Agreement, dated June 1, 1987, as amended;
- Exhibit 10.6 - Contribution Agreement, dated October 9, 2006;
- Exhibit 10.8 – Purchase and Sale Agreement, dated March 7, 2007;
- Exhibit 10.9 – Bridge Credit Agreement, dated May 9, 2007;
- Exhibit 10.12 – Contribution and Sale Agreement, dated May 21, 2007;
- Exhibit 10.13 – Common Unit Purchase Agreement, dated May 21, 2007;
- Exhibit 10.14 – Contribution Agreement, dated May 23, 2007;
- Exhibit 10.17 – Amended and Restated Credit Agreement, dated June 21, 2007;
- Exhibit 10.23 – Contribution Agreement dated February 24, 2009.

While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally, there is not a similar provision in Item 601(b)(10) of Regulation S-K.  Please re-file the complete exhibits, including all schedules and exhibits with your next periodic report.

<u>Form 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010</u>

13. Please confirm that your effectiveness determination as to your disclosure controls and procedures is not limited to only "material information," but rather all information.  Also, please confirm that  your disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act, not just your quarterly report, is accumulated and communicated to your management, including your principal executive and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please refer to Rule 13a-15(e) of the Exchange Act.  Please also confirm that you will apply these revisions to your future quarterly reports on Form 10-Q.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Robert Errett, Staff Attorney at (202) 551-3225 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director